

November 19, 2008

Via Facsimile (852-30159354) and Mail

Akiko Mikumo, Esq.
Weil, Gotshal & Manges LLP
29/F, Gloucester Tower, The Landmark
15 Queen's Road Central
Hong Kong

> **Re:** **eTelecare Global Solutions, Inc.**
> **Schedule 13E-3**
> **File No. 005-82854**
> **Filed November 10, 2008 by EGS Acquisition Co LLC et. al.**
>
> **Schedule TO-T**
> **File No. 005-82854**
> **Filed November 10, 2008 by EGS Acquisition Co LLC et. al.**
>
> **Schedule 13D/A**
> **File No. 000-82854**
> **Filed November 10, 2008 by EGS Acquisition Co LLC et. al.**

Dear Ms. Mikumo:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13D/A

1.   Please tell us why none of the filing persons have checked the box in Item 2(a) in each cover page of the Schedule 13D. Alternatively, please revise the schedule. Refer to the definition of group in Rule 13d-5(b).

Offer to Purchase

Summary Term Sheet, page 2

2.   We note your disclosure on page 12 and elsewhere in the offer document that the filing persons determined that the offer is "fair to the Company's stockholders (other than the Purchaser and its affiliates)." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

Important, page 14

3.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the offer document, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate this section and the section entitled "Introduction."

Special Factors

4.   Please provide the disclosure required by Item 1013(b) of Regulation M-A.

Background, page 21

5.   Please describe the retainer of Rothschild and, in an appropriate location in the offer document, provide the disclosure required by Item 1015(b) of Regulation M-A.

6.   Refer to your entry for June 11, 2008. Please explain why NewBridge's non-disclosure agreement did not include the same standstill provisions as Providence's agreement.

Purpose and Reasons for the Offer, page 28

7.   We note EGS's intention to assign all its rights and obligations with respect to the offer to the Philippines Purchaser. Please confirm your understanding that the Philippines Purchaser must be included as a bidder in the offer and a filing person in the Schedule 13E-3. The Philippines Purchaser must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules, including the extension of the offer for ten business days from the disclosure of such assignment or transfer, unless the offer is not scheduled to expire for at least ten business days, and of Rule 13e-3.

Position of the Purchaser Regarding Fairness of the Offer, page 30

8.   We note the filing persons adoption of the findings of the Company's board of directors. Please note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and

discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

9.   On a related note, please note that the disclosure provided by the company does not appear to fully comply with the requirements of Item 1014 of Regulation M-A. Thus, please consider revising your disclosure to include a discussion of the factors considered in the context of reaching its fairness determination to expressly address all of the factors listed in Instruction 2 to Item 104 of Regulation M-A. See Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

10.   Refer to the penultimate paragraph in this section (page 33). Please quantify the Company's going concern value as referenced and explain what specifically about the Company's "business and prospects" supported the filing persons' conclusion.

The Offer

Acceptance for Payment, page 47

11.   We note your disclosure that unpurchased common shares and ADSs will be returned "as promptly as practicable following the closing or termination of the Offer." Please revise your disclosure to clarify that such return will occur no more than ten business days after the termination of the offer, as set forth in the relief granted by the Staff.

Procedures for Accepting the Offer, page 49

12.   We note here, and elsewhere in the offer document, that security holders who tender common shares will receive the offer consideration less a number of taxes and fees. In this respect, please provide us your legal analysis of your compliance with Rule 14d-10(a)(2). In your analysis, please address each possible deduction from the offer consideration and clarify whether the deduction is a tax or a fee and whether it is required by law or by market practice.

13.   On a related note, please provide security holders with an example of the proceeds they may receive if all deductions are in fact made.

Certain Tax Consequences of the Offer, page 60

14.   Please revise the discussion of US tax consequences to address the consequences if the Company is deemed to be a PFIC. Alternatively, provide a statement that the Company is not a PFIC as of recent date and an analysis of the likelihood of that status changing prior to the consummation of the offer.

Certain Information Concerning the Company, page 66

15.   Refer to the Summary Financial Information. Please revise your disclosure to provide all of the information required by Item 1010(c) of Regulation M-A.

16.   Please tell us the basis for the disclosure in the second paragraph of page 68. Alternatively, delete the disclosure.

Certain Information Concerning the Purchaser, page 69

17.   Please tell us why you need to qualify the disclosure on pages 70-71 by reference to "the knowledge of the Purchaser." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Application to Sell Common Shares

18.   We note that on page 2 of the application you require tendering security holders to improperly certify that they have "read and understood" the terms of the offer. Please revise to delete that requirement. Alternatively, amend the form to include a legend in bold typeface that indicates the bidders do not view the certification made by security holders that they understand or recognize the offer materials as a waiver of liability and that the bidders promise not to assert that this provision constitutes a waiver of liability.

Exhibit 99.a.1.J

19.   We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

20.   We also note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid using this statement in all future communications relating to the tender offer.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions